EXHIBIT 12.1

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$1,828

Fixed charges:
Interest expense	3,654
One-third of rents, net of income from subleases (a)	151

Total fixed charges	3,805

Less: Equity in undistributed income of affiliates	(78)

Earnings before taxes and fixed charges, excluding capitalized interest	$5,555

Fixed charges, as above	$3,805

Ratio of earnings to fixed charges	1.46

Including Interest on Deposits
Fixed charges, as above	$3,805

Add: Interest on deposits	1,622

Total fixed charges and interest on deposits	$5,427

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$5,555

Add: Interest on deposits	1,622

Total earnings before taxes, fixed charges and interest on deposits	$7,177

Ratio of earnings to fixed charges	1.32

(a)	The proportion deemed representative of the interest factor.